Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FULL YEAR & FOURTH QUARTER 2017

Record 2017 results: revenue of $239m, net profit of $44m & EBITDA of $70m

AZOUR, Israel – February 27, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2017.

Highlights of 2017
•	Net subscribers adds amounted to 103,000, with 1,160,000 subscribers at year-end;
•	Revenue of $238.5 million, up 20% year-over-year;
•	Gross margins of 50.0% and operating margins of 23.7%;
•	EBITDA of $70.1 million (29.4% of revenues);
•	Generated $43.9 million in operating cash flow;
•	Total dividends of $20 million declared to shareholders for 2017;
•	Ended 2017 with $40.4 million in net cash (including marketable securities);

Highlights of the Fourth Quarter of 2017
•	Net subscribers adds in the quarter amounted to 23,000;
•	Revenue of $61.3 million, up 22% year-over-year;
•	Gross margins of 49.8% and operating margins at 23.9%;
•	EBITDA of $18.2 million or 29.7% of revenues;
•	Generated $14.7 million in operating cash flow;
•	Dividend of $5 million declared for the quarter;

Fourth Quarter 2017 Results
Revenues for the fourth quarter of 2017 were $61.3 million, representing an increase of 22% from revenues of $50.4 million in the fourth quarter of 2016. 73% of revenues were from location based service subscription fees and 27% were from product revenues.

Revenues from subscription fees increased by 19% over the same period last year. The growth was driven primarily by the increase in the subscriber base, which expanded from 1,057,000 as of December 31, 2016, to 1,160,000 as of December 31, 2017.

Product revenues increased by 29% compared with the same period last year. While product revenues can be volatile between quarters, the main contribution to growth was the higher product sales in Israel.

Gross profit for the fourth quarter of 2017 was $30.6 million (49.8% of revenues), an increase of 16% compared with $26.4 million (52.4% of revenues) in the fourth quarter of 2016.

The gross margin in the quarter on subscription fees improved to 67.0% compared with 65.5% in the same period last year. The gross margin in the quarter on products was 4.5% compared with 14.9% in the same period last year. The lower margin on products during the quarter was due to the mix of product sales in the quarter.

Operating profit for the fourth quarter of 2017 was $14.7 million (23.9% of revenues), an increase of 13% compared with an operating profit of $13.0 million (25.8% of revenues) in the fourth quarter of 2016.

Taxes in the quarter amounted to $5.3 million compared with taxes of $3.9 million in the fourth quarter of last year. The increase was due to tax assessments in Brazil and Israel of past year’s liabilities.

During the quarter, share in affiliates, net was an income of $3.0 million versus an income of $0.1 million in the same quarter of last year. The majority was due to a capital gain amounting to $2.3 million from an investment round at Bringg, one of Ituran’s early stage mobility technology companies, which was offset partially by Ituran’s share in Bringg’s results.

EBITDA for the quarter was a record $18.2 million (29.7% of revenues), an increase of 13% compared to an EBITDA of $16.0 million (31.9% of revenues) in the fourth quarter of 2016.

Net profit was $9.8 million in the fourth quarter of 2017 (16.0% of revenues) or fully diluted EPS of $0.47, an increase of 6% compared with a net profit of $9.3 million (18.4% of revenues) or fully diluted EPS of $0.44 in the fourth quarter of 2016.

Cash flow from operations for the quarter was $14.7 million.

Full Year Results
Revenues for 2017 reached a record $238.5 million, an increase of 20% compared with revenues of $199.6 million in 2016. The subscriber base grew by 103,000 or 10%, net during 2017. 71% of revenues were from location based service subscription fees and 29% from product revenues.

Revenues from subscription fees increased by 20% over those of last year, driven primarily by the increase in the subscriber base. Product revenues increased by 19% over those of last year.

Gross profit for 2017 was $119.4 million (50.0% of revenues), an increase of 17% compared with $102.0 million (51.1% of revenues) in 2016.

The gross margin in the year on subscription fees improved to 66.7% compared with 65.5% in the same period last year. The gross margin in the quarter on products was 9.0% compared with 15.6% in the same period last year. The generally lower margin on products in 2017 was due to the product mix sold in Israel.

Operating profit for 2017 was a record $56.5 million (23.7% of revenues), an increase of 18% compared with an operating profit of $48.0 million (24.1% of revenues) in 2016.

EBITDA for the year was a record $70.1 million (29.4% of revenues), an increase of 17% compared to an EBITDA of $59.6 million (29.9% of revenues) in 2016.

Share in affiliates, net was an income of $8.5 million in 2017, compared with a loss of $0.4 million last year. This included capital gains due to Ituran’s investment in Bringg in the amount of $4.6 million which was offset partially by Ituran’s share in Bringg’s results. The balance of the contribution to share in affiliates was primarily due to Ituran’s joint venture in Brazil and Argentina, Ituran Road Track.

Net income in 2017 was $43.8 million (18.4% of revenues) or fully diluted earnings per share of $2.09. This is an increase of 36% compared with a net income in 2016 of $32.1 million (16.1% of revenues) or fully diluted earnings per share of $1.53.

Cash flow from operations for 2017 was a record $43.9 million.

As of December 31, 2017, the Company had net cash, including marketable securities, of $40.4 million or $1.93 per share. This is compared with $31.5 million or $1.50 per share as at December 31, 2016.

Dividend
For the fourth quarter of 2017, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

For the full year of 2017, the total dividend declared including that of the fourth quarter of 2017, was $20 million, representing 46% of the full year net income.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our fourth quarter results ending the strongest year in our history with record revenue and profit. Our growth has been driven primarily by the ongoing growth in our subscriber base which looks to Ituran for its high quality connected car and stolen vehicle recovery services. Our IRT joint venture also continues to perform well and made an increasingly positive contribution to our profit during the year.”

Continued Mr. Sheratzky, “Another highlight of 2017 was the investments into one of our early stage technology holdings, Bringg, which led us to record to a $4.6 million in capital gains in 2017. Earlier in the year, we founded the Tel-Aviv based DRIVE startup incubator and innovation center to promote the development of smart mobility technology, together with leading car companies, Mayer, Hertz, Honda and Volvo. We see transportation and mobility technology as the next frontier of major technological advancement in the coming decade, and we aim to position Ituran as central player in this sphere. We look forward to continued strong growth and increasing profitability in 2018 and beyond.”

Conference Call Information

The Company will also be hosting a conference call later today, February 27, 2018 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2017

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2017

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2017	2016

Current assets
Cash and cash equivalents	36,906	31,087
Investment in marketable securities	3,559	398
Accounts receivable (net of allowance for doubtful accounts)	41,009	33,865
Other current assets	47,932	35,522
Inventories	14,244	14,351
	143,650	115,223

Long-term investments and debit balances
Investments in affiliated companies	14,839	11,975
Investments in other companies	1,382	85
Other non-current assets	939	1,515
Deferred income taxes	1,860	2,280
Funds in respect of employee rights upon retirement	9,627	7,868
	28,647	23,723

Property and equipment, net	39,047	35,644

Intangible assets, net	38	23

Goodwill	3,777	3,406

Total assets	215,159	178,019

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CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2017	2016

Current liabilities
Credit from banking institutions	48	3
Accounts payable	23,264	18,624
Deferred revenues	12,796	10,762
Other current liabilities	29,644	26,738
	65,752	56,127

Long-term liabilities
Liability for employee rights upon retirement	14,062	11,751
Provision for contingencies	400	435
Deferred revenues	1,241	1,034
Other non-current liabilities	475	501
	16,178	13,721

Equity:
Stockholders' equity	125,790	102,229
Non - controlling interest	7,439	5,942
Total equity	133,229	108,171

Total liabilities and shareholders’ equity	215,159	178,019

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CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands except per share data)	2017	2016	2017	2016

Revenues:
Location-based services	169,752	141,940	44,468	37,267
Wireless communications products	68,773	57,634	16,822	13,094
	238,525	199,574	61,290	50,361
Cost of revenues:
Location-based services	56,572	48,916	14,683	12,850
Wireless communications products	62,569	48,627	16,030	11,139
	119,141	97,543	30,713	23,989

Gross profit	119,384	102,031	30,577	26,372
Research and development expenses	3,160	2,895	716	813
Selling and marketing expenses	12,246	10,074	2,695	2,603
General and administrative expenses	47,590	40,228	12,494	10,115
Other expenses (income), net	(147)	836	(1)	(137)
Operating income	56,535	47,998	14,673	12,978
Financing income (expenses), net	(989)	2,056	(2,080)	810
Income before income taxes	55,546	50,054	12,593	13,788
Income tax expenses	(17,705)	(14,877)	(5,317)	(3,932)
Share in gains (losses) of affiliated company, net	8,520	(449)	3,033	105
Net income for the period	46,361	34,728	10,309	9,961
Less: Net income attributable to non-controlling interest	(2,567)	(2,589)	(485)	(704)
Net income attributable to the company	43,794	32,139	9,824	9,257

Basic and diluted earnings per share attributable to Company’s stockholders	2.09	1.53	0.47	0.44

Basic and diluted weighted average Number of shares outstanding (in thousands)	20,968	20,968	20,968	20,968

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2017	2016	2017	2016
Cash flows from operating activities
Net income for the period	46,361	34,728	10,309	9,961
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	13,519	11,635	3,537	3,065
Loss (gains) in respect of trading marketable securities	(397)	(115)	(196)	(20)
Increase in liability for employee rights upon retirement	1,025	890	198	(70)
Share in losses (gains) of affiliated company, net	(8,520)	449	(3,033)	(105)
Deferred income taxes	(516)	(1,114)	(248)	(278)
Capital (gain) losses on sale of property and equipment, net	(1)	(52)	56	(34)
Decrease (increase) in accounts receivable	(4,769)	(4,552)	4,139	2,918
increase in other current and non-current assets	(11,517)	(5,033)	(3,323)	4,047
Decrease (increase) in inventories	1,632	(1,424)	1,087	(698)
Increase in accounts payable	3,751	5,884	2,084	1,048
Increase (decrease) in deferred revenues	2,238	(1,122)	(448)	(2,779)
Increase (decrease) in other current and non-current liabilities	1,101	1,298	566	(2,690)
Net cash provided by operating activities	43,907	41,472	14,728	14,365

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(844)	(644)	(225)	(62)
Capital expenditures	(16,159)	(13,645)	(5,363)	(4,596)
Investment in marketable securities	(8,623)	(3,154)	(2,016)	(1,078)
Investments in affiliated companies	(900)	(8,920)	(803)	(1,739)
Investments in other companies	(1,274)	-	(213)	-
Repayment of loans from affiliated companies	6,982	1,512	2,677	1,512
Proceed from long term deposit	450	16	318	-
Sale of marketable securities	5,368	4,633	1,944	1,018
Proceeds from sale of property and equipment	315	342	10	209
Net cash used in investment activities	(14,685)	(19,860)	(3,671)	(4,736)

Cash flows from financing activities
Short term credit from banking institutions, net	23	(152)	(102)	-
Dividend paid	(22,645)	(17,088)	(5,032)	(3,774)
Dividend paid to non-controlling interest	(1,644)	(994)	(472)	(54)
Net cash provided by (used in) in financing activities	(24,266)	(18,234)	(5,606)	(3,828)
Effect of exchange rate changes on cash and cash equivalents	863	693	(366)	(346)
Net Increase (decrease) in cash and cash equivalents	5,819	4,071	5,085	5,455
Balance of cash and cash equivalents at beginning of period	31,087	27,016	31,821	25,632
Balance of cash and cash equivalents at end of period	36,906	31,087	36,906	31,087

Supplementary information on financing and investing activities not involving cash flows:
During the years 2017 and 2016, the company purchased property and equipment in an amount of US$ 373 thousand and US$ 224 thousand, respectively, using a directly related liability.

In November 2017, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in January 2018.

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